SECUF 05035477 SION

SEC MAIL PROCESSING RECEIVED FEB 15 2005 WASH, D.C. 152 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAHN CAPITAL CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue - Suite 3505
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. STEWART CAHN 212-355-0297
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Belletti & Company
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue - Suite 325, Garden City, N.Y. 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, w Stewart Cahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cahn Capital Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

w Stewart Cahn
Signature

President
Title

Notary Public

SANFORD M. BENARDO
Notary Public, State of New York
No. 01BE4978210
Qualified in New York County
Commission Expires Feb. 25, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH BELLETTI & COMPANY
Certified Public Accountants and Consultants
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-992-3491

January 31, 2005

Independent Auditors' Report on Internal
Accounting Control Required by Securities
And Exchange Commission Rule 17a-5

In planning and performing our audit of the financial statements of Cahn Capital Corp. ("Cahn") for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Cahn including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Cahn does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Cahn in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Cahn is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above referenced objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Cahn has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

JOSEPH BELLETTI & COMPANY
Certified Public Accountants and Consultants
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-992-3491

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in the conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or the operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that Cahn's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Belletti and Company

Joseph Belletti & Company

CAHN CAPITAL CORP.

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

YEAR ENDED DECEMBER 31, 2004

AND

INDEPENDENT AUDITORS' REPORT

CAHN CAPITAL CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

JOSEPH BELLETTI & COMPANY
Certified Public Accountants and Consultants
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-992-3491

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER OF CAHN CAPITAL CORP.

We have audited the accompanying balance sheet of CAHN CAPITAL CORP. as of December 31, 2004 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAHN CAPITAL CORP. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Joseph Belletti & Company

Joseph Belletti & Company

Garden City, New York
January 19, 2005

CAHN CAPITAL CORP.

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Current assets		
Cash	$25,616	
Total current assets		$25,616
Property and equipment - at cost, less accumulated depreciation and amortization of $46,939		5,139
Other assets		
Security deposits		15,610
		$46,365

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Payroll taxes payable	$308	
Income taxes payable	3,021	
Total current liabilities		$3,329
Stockholder's equity		
Common stock, no par value		
Authorized: 200 shares		
Issued and outstanding: 20 shares	1,000	
Additional paid-in capital	31,350	
Retained earnings	10,686	
		43,036
		$46,365

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2004

	Amount	Percent
Revenues		
Fee income	$1,103,902	
Other income	11,487	
	1,115,389	100.0
Operating expenses	1,094,234	98.1
Income before income taxes	21,155	1.9
Income taxes	11,355	1.0
Net income	9,800	0.9
Retained earnings, beginning of year	886	
Retained earnings, end of year	$10,686	

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Operating activities	
Net income	$9,800
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation and amortization	1,226
Changes in assets and liabilities	
Payroll taxes payable	(15,225)
Income taxes payable	(3,479)
Net cash used for operating activities and decrease in cash	(7,678)
Cash, beginning of year	33,294
Cash, end of year	$25,616

Supplemental cash flows information	
Income taxes paid	$14,834

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1 - SIGNIFICANT ACCOUNTING POLICIES

General

The Company provides investment banking services and is a member of the National Association of Securities Dealers Inc.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Income taxes

The Company has elected S corporation status for Federal and New York State tax purposes. Under these elections, the Company's taxable income is reportable on the stockholder's individual income tax return, and the Company makes no provisions for Federal and New York State income taxes. Provisions are made for New York State S Corporation franchise tax and New York City general corporation tax.

2 - LEASE COMMITMENT

The Company leases its office facilities under an operating lease expiring December 31, 2006. The lease requires additional rent payments based on increases in real estate taxes and certain operating expenses over base period amounts. Future minimum rent payments are approximately as follows:

Calendar Year	Amount
2005	$55,000
2006	55,000
	$110,000

Rent expense expense for the year ended December 31, 2004, net of $12,333 received from a sub-tenant occupying the facilities, was $53,134.

JOSEPH BELLETTI & COMPANY
Certified Public Accountants and Consultants
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-992-3491

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION

TO THE STOCKHOLDER OF CAHN CAPITAL CORP.

Our audit of the basic financial statements in the preceding section of this report was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information shown on pages 8 through 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Belletti & Company

Joseph Belletti & Company

Garden City, New York
January 19, 2005

CAHN CAPITAL CORP.

SCHEDULE OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2004

Salaries and wages	$932,063
Payroll taxes and related expenses	28,803
Rent	53,134
Professional fees	5,463
Insurance	21,657
Travel	2,836
Telephone	4,393
Consulting fees	27,100
Seminars	250
Dues and subscriptions	1,938
Office expenses	9,035
Postage and delivery	1,230
Promotion and entertainment	3,419
Donations	561
Depreciation and amortization	1,226
Miscellaneous	1,126
	$1,094,234

See Independent Auditors' Report on Accompanying Information.

CAHN CAPITAL CORP.

NET CAPITAL COMPUTATION

DECEMBER 31, 2004

Total Ownership Equity		$43,036
Total Nonallowable Assets		
Security deposits	$15,610	
Property assets	5,139	
Total nonallowable assets		20,749
Net Capital Before Haircuts		22,287
Haircuts on Securities		0
Total Net Capital		22,287
Net Capital Requirement		5,000
Excess Net Capital		$17,287

See Independent Auditors' Report on Accompanying Information.

CAHN CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance January 1, 2004	$1,000	$31,350	$886	$33,236
Net income			$9,800	$9,800
Balance December 31, 2004	$1,000	$31,350	$10,686	$43,036

See Independent Auditors' Report on Accompanying Information.